

January 7, 2011

Mr. Michael C. Crews
Executive Vice President and Chief Financial Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

     Re: Peabody Energy Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed February 24, 2010
            File No. 1-16463

Dear Mr. Crews:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director